MIDNIGHT GAMING CORPORATION
1900 E. Golf Road—Suite 950

Schaumburg, Illinois 60173

September 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo and Matthew Crispino

Re: Midnight Gaming Corporation

Registration Statement on Form F-3

File No. 333-266245

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Midnight Gaming Corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on October 4, 2022, or as soon thereafter as possible on such date.

Very truly yours,

Midnight Gaming Corporation

/s/ Kinney L. McGraw

Name: Kinney L. McGraw

Title: Chief Executive Officer